Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

October 1, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on October 1, 2010.

Item 4	Summary of Material Change

Gammon Gold Inc. and Capital Gold Inc. have entered into a definitive Merger Agreement pursuant to which Capital Gold will become a wholly-owned subsidiary of Gammon Gold

Item 5	Full Description of Material Change

Gammon Gold Inc. (“Gammon Gold”) (NYSE: GRS, TSX: GAM) and Capital Gold Corporation (“Capital Gold”) (TSX and NYSE AMEX: CGC) have entered into a definitive merger agreement pursuant to which Gammon Gold will offer to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the “Acquisition”). The total consideration for the purchase of 100% of the fully diluted in-the-money shares of Capital Gold is approximately US$288 million or US$4.57 per Capital Gold share based on Gammon Gold’s closing price on September 24, 2010 on the NYSE.

The Acquisition has the unanimous support of both companies’ Boards of Directors and Officers and strengthens Gammon’s position as a leading Mexico focused, growing gold producer.

Under the terms of the Acquisition, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold’s shares on the NYSE AMEX, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE AMEX ending on that date.

Capital Gold owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico.

Stifel, Nicolaus & Company, Incorporated has provided a fairness opinion to the Board of Directors of Capital Gold that the consideration offered pursuant to the Acquisition is fair, from a financial point of view, to the shareholders of Capital Gold. The Board of Capital Gold unanimously recommends that holders of Capital Gold shares vote in favour of the Acquisition. The senior officers and directors of Capital Gold have agreed to vote in favour of the Acquisition.

The Acquisition will be completed by way of a merger under the General Corporation Law of the State of Delaware. After completion of the Acquisition, it is expected that current Capital Gold shareholders will own approximately 20% of Gammon Gold on a fully diluted basis. The transaction is subject to receipt of approval of holders of at least 50% plus one of the outstanding Capital Gold shares, and, if required by law, approval by shareholders excluding directors and officers holding approximately 1.1% of Capital Gold shares, who are entitled to change of control payments, regulatory approvals, and the satisfaction of certain other customary conditions.

The transaction is expected to close in late 2010.

If the transaction is not completed, Capital Gold has agreed to pay a break fee of US$10.3 million to Gammon Gold under certain circumstances. Capital Gold may also be entitled to a break fee of up to US$2.0 million under certain circumstances. Capital Gold has, among other things, agreed to provide Gammon Gold with certain other customary deal protections, including a non-solicitation provision and a right to match.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

October 1, 2010